250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BOSTON,

BRUSSELS, DENVER, HONG KONG,

LONDON, LOS ANGELES, NEW YORK,

NORTHERN VIRGINIA, PALO ALTO,

SAN DIEGO, SAN FRANCISCO, SHANGHAI,

SINGAPORE, TOKYO, WASHINGTON, D.C.

April 26, 2019

BY EDGAR AND COURIER

Christina Harley

David Irving

Erin Purnell

Michael Clampitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CCF Holdings LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 8, 2019
CIK No. 0001766682

Dear Ms. Harley, Mr. Irving, Ms. Purnell and Mr. Clampitt:

This letter is submitted on behalf of CCF Holdings LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 18, 2019 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S-1, which was submitted confidentially by the Company to the Commission on April 8, 2019 (the “Amendment No. 1”).  The Company is concurrently publicly filing the revised Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to Amendment No. 1 in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

Summary

Our Company, page 1

1.                                    We note your response to comment 2 and reissue in part. Please revise to include a discussion of the Predecessor’s reported losses in the periods covered by this registration statement. Please include a similar discussion in Risk Factors.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 12 and 52 of the Amended Filing.

Selected Consolidated Financial Data, page 9

2.                                    Please revise your next amendment to correct the typo in the line item entitled 'Caproate Expenses' to properly label as 'Corporate Expenses.'

Response to Comment No. 2

The Company respectfully advises the Staff that it has corrected the typo on page 9 of the Amended Filing.

Business

Products and Services

Consumer Loans, page 77

3.                                    We note your added disclosure in response to comment 7 that the principal amount offered to customers is determined by state law. For the short-term loans, please revise to clarify whether you offer the maximum amount permitted by state law in each instance, or whether you perform any evaluation of the customer's circumstances on your own. For the medium-term consumer loans, we reissue our request that you please describe the sources of collateral that you will accept.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of the Amended Filing.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 2. Finance Receivables, Credit Quality and Allowance for Loan Losses, page F-23

4.                                    We have reviewed your response to Comment 14 in our letter dated February 28, 2019. Please provide the following disclosures pursuant to ASC 310-10-50 for both secured and unsecured short-term and medium-term consumer loan classes as detailed below:

•                 ASC 310-10-50-6 through 50-7A for past due and nonaccrual financing receivables;

•                 ASC 310-10-50-11A through 50-11B for the allowance for credit losses;

•                 ASC 310-10-50-14A through 20 for impaired loans; and

•                 ASC 310-10-50-27 through 30 for credit quality information.

Response to Comment No. 4

In response to the Staff’s comment, the Company has reviewed the requirements of Accounting Standard Codification (“ASC”) 310-10-50 and, as a result, revised certain of its disclosures in the notes to financial statements included in the Amended Filing. The Company notes that in some instances covered by ASC 310-50, the Company is required to make disclosures with respect to its portfolio segments and other disclosures must be made by loan class. In evaluating the requirements of ASC 310-10-50, the Company determined that it has two portfolio segments ((i) short-term consumer loans and (ii) medium-term consumer loans) and four loan classes ((i) secured short-term consumer loans, (ii) unsecured short-term consumer loans, (iii) secured medium-term consumer loans and (iv) unsecured medium-term consumer loans).

In accordance with ASC 310-50-6 through 50-7A, the Company has revised the table on page F-27 of the Amended Filing, which discloses the Company’s past due finance receivables, in order to further disaggregate such past due receivables by loan class. For each category of past-due loan, the table on page F-27 now reflects information for each loan class described above.

With respect to nonaccrual financing receivables, the Company respectfully refers the Staff to its disclosure regarding its allowance for loan losses policy described on pages F-13 and F-14 of the Amended Filing. Pursuant to this policy the Company (i) charges off short-term unsecured consumer loans when they become past due, (ii) charges off certain unsecured short-term secured loans either thirty or sixty days after they are past due depending on the product, (iii) charges off medium-term secured and unsecured loans that have a term of one year or less when they are sixty days past due and (iv) charges off medium-term secured and unsecured loans that have a maturity of greater than one year when they are ninety-one days past due. The Company also respectfully advises the Staff that it has revised its disclosure on page F-14 of the Amended Filing to clarify that it did not have any nonaccrual loans as of December 31, 2018 or 2017.

The Company further advises the Staff that it has reviewed the requirements of ASC 310-10-50-11A through 50-11B with respect to the allowance for credit losses. Pursuant to these sections, disclosure with respect to credit losses must only be made on the basis of portfolio segment. The Company respectfully advises the Staff that the tables on page F-23, F-24 and F-25 of the Amended Filing with respect to the allowance for loan losses are consistent with the requirements of ASC 310-10-50-11A through 50-11B.

ASC 310-50-14A through 20 require a registrant to disclose impairment charges by loan class. The Company respectfully advises the Staff that it has revised its disclosure on page F-23 in order to clarify its impairment policy with respect to each loan class. The Company otherwise believes that its disclosures are consistent with ASC 310-50-14A through 20.  Furthermore, the Company recognizes that ASC 310-10-50-15 requires that a registrant disclose the recorded investment in the impaired loans and both (i) the amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and (ii) the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with ASC 310-10-35. However, the Company respectfully advises the Staff that it has not disclosed such amounts because it determined that they are not material.

ASC 310-10-50-27 through 30 require a registrant to make disclosures that enable readers of the financial statements to (i) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner; and (ii) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables. The Company respectfully refers the Staff to its disclosure on page F-26 of the Amended Filing. The Company believes this disclosure, when reviewed along with the revised table on page F-27 of the Amended Filing, gives the reader a view into how the Company monitors the credit quality of its financing receivables and the quantitative and qualitative risks arising from the quality of its financing receivables.

Note 6. Pledged Assets and Debt, page F-30

5.                                    Please tell us, and revise your next amendment, to explain the statement on page F-32 that, “The extinguishment of the Senior secured notes on December 12, 2018, resulted in $2,374 in accelerated amortization of remaining deferred financing costs and bond discount. This amount is not reflected in either the Predecessor or Successor consolidated statement of operations, but instead are presented “on the black line”. In addition, address this similar statement on page F-35 in the context of the accelerated amortization of deferred financing costs for the subsidiary notes.

Response to Comment No. 5

The Company respectfully advises the Staff that, in light of the Staff’s comment, it has reevaluated its disclosure and determined that disclosing the elimination of these amounts as being reported on the “black line” was not necessary. As a result, the Company has revised its disclosure on pages F-33, F-35 and F-36 of the Amended Filing.

6.                                    Please tell us, and revise your next amendment, to disclose how you determined the fair value discount on the Senior PIK Notes, including any specific assumptions, estimates, etc. used in determining the discount.

Response to Comment No. 6

The Company respectfully advises the Staff that it has revised its disclosure on pages F-19, F-31 and F-32 of the Amended Filing in order explain its methodology for determining the fair value discount on the PIK Notes. As described in further detail in the Amended Filing, the Company determined the fair value of the PIK Notes using an approach that considered both a Black Scholes option price methodology and the intrinsic value of the PIK Notes on an “as-if-converted” basis. The Company believes this approach was appropriate because (i) the PIK Notes are expected to be converted to equity upon redemption in accordance with their terms and (ii) the face value of the PIK Notes is greater than the enterprise value of the Company.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (212) 468-8036.

Sincerely,

/s/ John Owen
John Owen

cc:	William E. Saunders Bridgette Roman

CCF Holdings LLC